Exhibit 2.1

MEMBERSHIP INTEREST PURCHASE AGREEMENT
AMONG
HAIGHTS CROSS OPERATING COMPANY,
OAKSTONE PUBLISHING, LLC
AND
OAKSTONE HOLDING COMPANY, LLC
DATED: AS OF JUNE 30, 2008

MEMBERSHIP INTEREST PURCHASE AGREEMENT
TABLE OF CONTENTS

ARTICLE 1 PURCHASE AND SALE OF MEMBERSHIP INTERESTS	1
1.1 Purchase of Membership Interests; Purchase Price	1
1.2 Payment	1
1.3 Cash Distribution to Seller	1
1.4 Escrowed Consideration	1
1.5 Definitions	2
1.6 Working Capital Purchase Price Adjustment	5
1.7 Transfer Taxes	6
1.8 Allocation of Purchase Price	6
1.9 Certain Employee Matters	7
1.10 Bank Accounts	9
ARTICLE 2 THE CLOSING	10
2.1 Time and Place of Closing	10
2.2 The Company’s and the Seller’s Deliverables	10
2.3 The Buyer’s Deliverables	10
2.4 Further Assurances	11
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLER	11
3.1 Organization and Qualification	11
3.2 Subsidiaries	11
3.3 Authorization	12
3.4 Valid and Binding	12
3.5 No Violation	12
3.6 [reserved]	13
3.7 Capitalization	13
3.8 Payment of Taxes	14
3.9 Financial Statements	15
3.10 No Undisclosed Liabilities	15
3.11 Accounts Receivable	16
3.12 Personal Property	16
3.13 Title to Properties; Liens; Sufficiency of Assets	16
3.14 Operations Since Balance Sheet Date	17
3.15 Intellectual Property Rights	18
3.16 Material Contracts	18
3.17 Employee Benefits	20
3.18 Employee Relations and Agreements	21
3.19 Customers and Affiliation Agreement Parties	22
3.20 Permits; Certifications	22
3.21 Insurance	23
3.22 Compliance with Laws	23
3.23 Litigation	23
3.24 Environmental Matters	23
3.25 Transactions with Interested Persons	23
3.26 Indemnification Claims	24
3.27 Finder’s Fee HCC has	24
3.28 Knowledge	24
3.29 Disclaimer of Other Representations and Warranties	24
ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE BUYER	25
4.1 Organization of the Buyer	25
4.2 Authorization	25

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4.3 Valid and Binding	25
4.4 No Violation	25
4.5 Consents and Approvals of Governmental Authorities	25
4.6 Financial Ability	26
4.7 Litigation	26
4.8 Finder’s Fee	26
4.9 Sole Representations and Warranties	26
4.10 Investigation by the Buyer	26
ARTICLE 5 [RESERVED]	27
ARTICLE 6 [RESERVED]	27
ARTICLE 7 [RESERVED]	27
ARTICLE 8 CONDITIONS TO OBLIGATIONS OF THE BUYER	27
8.1 Representations; Warranties; Covenants	27
8.2 Deliverables	27
8.3 Consents, Approvals and Notices	27
8.4 Release of Liens	27
8.5 No Injunction	27
8.6 Intercompany Balances	28
8.7 Release of Guarantees	28
8.8 Debt Financing	28
8.9 No Material Adverse Effect	28
ARTICLE 9 CONDITIONS TO OBLIGATIONS OF THE COMPANY AND THE SELLER	28
9.1 Representations; Warranties; Covenants	28
9.2 Deliverables	28
9.3 No Injunction	28
9.4 [reserved]	28
9.5 Release of Guarantees	28
ARTICLE 10 [RESERVED]	28
ARTICLE 11 RIGHTS AND OBLIGATIONS SUBSEQUENT TO THE CLOSING	29
11.1 Collection	29
11.2 Survival of Representations and Warranties	29
ARTICLE 12 INDEMNIFICATION	29
12.1 Survival of Representations and Warranties	29
12.2 Notice of Damages	29
12.3 Agreements to Indemnify	29
12.4 Conditions of Indemnification of Third Party Claims	30
12.5 Limitations on Indemnification	31
12.6 Treatment of Indemnification Payments	32
12.7 Sole Remedy	32
ARTICLE 13 FURTHER AGREEMENTS	33
13.1 Confidentiality Agreement	33
13.2 Fees and Expenses	33
13.3 Notices	33
13.4 Access to Records after Closing	34
13.5 Publicity and Disclosures	34
13.6 Entire Agreement	34
13.7 Severability	34
13.8 Assignability	34
13.9 Amendment	35
13.10 Counterparts	35
13.11 Third Parties	35
13.12 Effect of Table of Contents and Headings	35

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13.13 Waivers	35
13.14 Exhibits and Schedules	35
13.15 Construction	35
13.16 Governing Law and Venue	35
13.17 Specific Performance	36
13.18 Waiver of Jury Trial	36

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MEMBERSHIP INTEREST PURCHASE AGREEMENT
     AGREEMENT entered into as of the 30th day of June, 2008, among Haights Cross Operating Company, a Delaware corporation (the “Seller”), Oakstone Publishing, LLC, a Delaware limited liability company (the “Company”) and Oakstone Holding Company, LLC, a Delaware limited liability company corporation (the “Buyer”).
RECITALS:
     WHEREAS, the Seller owns 100% of the membership interests in the Company (the “Membership Interests”);
     WHEREAS, subject to the terms and conditions set forth in this Agreement, the Buyer desires to acquire all of the Membership Interests from the Seller; and
     NOW, THEREFORE, in consideration of the mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE 1 PURCHASE AND SALE OF MEMBERSHIP INTERESTS.
     1.1 Purchase of Membership Interests; Purchase Price. Subject to the terms and conditions of this Agreement, the Buyer agrees to purchase from the Seller, and the Seller agrees to sell to the Buyer, all of the Membership Interests for a purchase price of $47,500,000, (the “Total Purchase Price”) as adjusted by Section 1.4, Section 1.6 and Section 1.9(e) (the “Adjusted Purchase Price”) hereof.
     1.2 Payment. Subject to the adjustment contemplated by Section 1.6, at the Closing the Buyer shall pay the Adjusted Purchase Price to the Seller in immediately available funds by federal funds wire transfer to an account designated by Seller and the Seller shall transfer to the Buyer the Membership Interests in the Company.
     1.3 Cash Distribution to Seller. As of or immediately prior to the Closing, the Seller shall cause the Company to distribute to the Seller all of the cash (including cash in bank or other deposit accounts) held by the Company as of the close of business of the day immediately preceding the Closing.
     1.4 Escrowed Consideration. A portion of the Total Purchase Price equal to $4,750,000 (together with any earnings thereon, the “Escrowed Consideration”), shall be withheld from the cash otherwise deliverable to the Seller on the Closing Date. On the Closing Date, the Escrowed Consideration shall be deposited by the Buyer into an escrow account (the “Escrow Account”) with the Escrow Agent pursuant to the Escrow Agreement.

     1.5 Definitions. For purposes of this Agreement, the following defined terms shall have the meaning ascribed as follows:
          (a) “Agreed Accounting Principles” shall mean United States generally accepted accounting principles applied on a consistent basis and in accordance with past practice of the Company (“GAAP”) and the sample statement of Net Working Capital attached hereto as Exhibit B.
          (b) “Base Balance Sheet” shall mean the Company’s unaudited balance sheet dated as of December 31, 2007 (such date, the “Balance Sheet Date”).
          (c) “Base Net Working Capital” shall mean $1,050,000. The calculation of Base Net Working Capital is set forth on Exhibit B.
          (d) “Company Retained Liabilities” shall mean all liabilities and obligations of HCC, the Seller or any member of the HCC Consolidated Group relating specifically to the operation of the business of the Company, including without limitation: (i) all liabilities and obligations relating to employee wages and benefits; (ii) the purchase or sale of goods or services in the ordinary course of business; (iii) the lease or license of any real or personal property; (iv) Second Half Bonus Payments (as defined in Section 1.9(e) below) to the extent Buyer has received an adjustment to the Total Purchase Price therefor in accordance with Section 1.9(e); (v) the obligation to produce and deliver Products to the Company’s existing subscribers and purchasers; (vi) all liabilities and obligations related to the Lease arising or accruing from and after the Closing; and (vii) any other liability relating to the foregoing, but excluding (A) any Intercompany Balances, (B) any Seller Retained Liabilities, or (C) any liabilities or obligations incurred by Seller or HCC in providing management and/or administrative support for the Company to the extent such exclusion is consistent with the preparation of the Base Balance Sheet.
          (e) “Escrow Agent” shall mean U.S. Bank National Association.
          (f) “Escrow Agreement” shall mean that certain escrow agreement dated as of the date hereof among Seller, Buyer and the Escrow Agent.
          (g) “HCC” shall mean Haights Cross Communications, Inc., a Delaware corporation and the parent of the Seller.
          (h) “HCC Consolidated Group” shall mean those businesses and entities included in the consolidated group of HCC in HCC’s consolidated financial statements filed with the Securities and Exchange Commission in HCC’s Annual Report on Form 10-K for the fiscal year ended December 31, 2007.
          (i) “HCC Plans” shall mean the HCC “employee benefit plans” as that term is defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) listed on Schedule 1.5(i), including but not limited to HCC’s medical/dental benefits plan and Seller’s 401(k) Plan.

          (j) “Indebtedness” means, without duplication, and whether or not contingent, the aggregate amount (including the current portions thereof) of (i) all indebtedness of the Company, Seller, HCC, any other member of the HCC Consolidated Group for borrowed money (including all principal, interest, premiums, penalties, and breakage fees), (ii) all obligations of the Company, Seller, HCC, any other member of the HCC Consolidated Group evidenced by notes, bonds (other than fidelity bonds, performance bonds, letters of credit and the like), debentures or similar instruments or pursuant to any guaranty (excluding, in any event, the amounts covered in clause (i) and trade payables to the extent included in the calculation of Net Working Capital), (iii) all obligations (including breakage costs) payable by the Company, Seller, HCC, any other member of the HCC Consolidated Group under interest rate protection agreements, (iv) obligations under capital leases or for deferred purchase price of property or services (other than trade payables and accrued expenses to the extent included in the calculation of Net Working Capital), (v) all obligations of the type referred to in clauses (i) through (v) of any Persons for the payment of which the Company, Seller, HCC, any other member of the HCC Consolidated Group is responsible or liable, directly or indirectly, as obligor, guarantor, surety or otherwise, including guarantees of such obligations, and (vi) all obligations of the type referred to in clauses (i) through (iv) of other Persons secured by (or for which the holder of such obligations has an existing right to be secured by) any Lien on any property or asset of the Company other than Permitted Liens (whether or not such obligation is assumed by such Person).
          (k) “Intercompany Balances” shall mean all amounts owing (i) by the Company to the Seller, HCC or any other member of HCC’s Consolidated Group, or (ii) by the Seller, HCC or any other member of HCC’s Consolidated Group to the Company.
          (l) “Lease” shall mean that certain Lease Agreement, dated September 7, 2007, between Meadow Brook Office, LLC, as Landlord, and Haights Cross Communications, LLC, as Tenant, for the premises located at Meadow Brook 100, 100 Corporate Parkway, Hoover, Alabama.
          (m) “Liens” shall mean any mortgage, lien, pledge, charge, security interest or encumbrance of any kind.
          (n) “Net Working Capital” shall mean the difference between the current assets (excluding cash and cash equivalents) and current liabilities of the Company plus the non-current direct response advertising costs of the Company, determined in accordance with the Agreed Accounting Principles, and excluding from such calculation: (i) all Intercompany Balances, and (ii) all Seller Retained Liabilities. Only those accounts reflected on Exhibit B shall be used in the Net Working Capital calculations. For convenience and to avoid confusion, Exhibit B may also list certain current asset and current liability accounts that shall be excluded from the Net Working Capital calculations.
          (o) “Permitted Liens” shall mean (i) Liens for taxes and other governmental charges and assessments which are not yet due and payable or which are listed on Schedule 1.5(o)(A) and are being contested in good faith, (ii) Liens of landlords or carriers, warehousemen, mechanics and materialmen and other like Liens arising in the ordinary course of business for sums not yet due and payable, (iii) Liens in favor of lenders pursuant to the Seller’s or HCC’s credit facilities that will be released at Closing, (iv) Liens on real property (including easements, covenants, conditions, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property; (v) Liens granted by Buyer to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby; (vi) zoning, building codes and other land use laws regulating the use or occupancy of any leased real property or the activities conducted thereon which are imposed by any governmental body having jurisdiction over such leased real property which are not violated by the current use or occupancy of such leased real property or the operation of the businesses of the Company; (vii) matters that affect title to real property that would be disclosed by an accurate survey or inspection; and (viii) other Liens on property which are not material in amount and do not materially detract from the value of or materially impair the existing use of the property affected by such Lien.
          (p) “Person” shall mean any natural person, corporation, limited liability company, unincorporated organization, partnership, association, joint stock company, joint venture, trust or any other entity.
          (q) “Products” shall mean all materials distributed to third parties by the Company in connection with the operation of the business, including but not limited to audio, audio visual, electronic and printed materials, including website content, newsletters, outlines, electronic presentation materials, publications, abstracts, editorial content and any and all copyrightable content contained therein, whether created by Company or third party content providers. Products include but are not limited to those materials developed and distributed to third parties as part of (i) the recordation of live courses and conferences; (ii) the Journal Reviews product line including Practical Reviews, Quick Scan Reviews, Multi Media Reviews, SELECT Newsletters and Journalbytes; (iii) the Topics-Based product lines including MKSAP Audio Companion, SESAP Audio Companion, Topics-Based Subscriptions, Allied Health Subscriptions and Topics-Based One-Shots (iv) Board Reviews products including Board Certification and Recertification Reviews and Live Board Review Courses; (v) Procedure Courses; and (vi) Oakstone Wellness-related publications.
          (r) “Seller Retained Liabilities” shall mean the following liabilities and obligations relating to the operation of the business of the Company prior to the Closing (but not on or after the Closing) that shall be assumed and retained by Seller or HCC (i) any liabilities associated with the HCC Plans relating to the Company Employees (as defined in Section 1.9(a) hereof) that are incurred prior to the Closing; (ii) any change of control, retention, termination or severance payments owed to any Person terminated by the Company prior to the Closing; (iii) the obligation, if any, to pay the pro rata 2008 Annual Bonus as provided in Section 1.9(d); (iv) the obligation to pay the First Half Bonus Payments (as defined in Section 1.9(e) below); (v) any brokerage, investment banking or finder’s fees payable to any Person, including without limitation Evercore Partners, and all other liabilities, obligations, fees and expenses to third parties that remain outstanding as of the Closing, which were incurred by Seller or the Company in connection with the transactions contemplated by this Agreement or otherwise incurred by any member of the HCC Consolidated Group in connection with the sale of any of its assets or businesses; and (vi) any liabilities or obligations in respect of Indebtedness.

     1.6 Working Capital Purchase Price Adjustment.
          (a) Not less than two (2) business days prior to the Closing, the Seller will prepare and deliver to the Buyer a good faith estimate of the Net Working Capital as of the close of business on the day immediately preceding the Closing Date (the “Estimated Closing Net Working Capital”).
          (b) If Estimated Closing Net Working Capital (i) exceeds Base Net Working Capital, then the Total Purchase Price shall be increased by an amount equal to such excess or (ii) is less than Base Net Working Capital, then the Total Purchase Price will be reduced by an amount equal to such deficiency. Any adjustment pursuant to this Section 1.6(b) is referred to herein as the “Initial Net Working Capital Adjustment.”
          (c) As promptly as practicable, but no later than one hundred twenty (120) days after the Closing Date, the Buyer will prepare and deliver to the Seller a good faith calculation of Net Working Capital as of the Closing Date (the “Closing Net Working Capital”).
          (d) If the Seller disagrees with the Buyer’s calculation of Closing Net Working Capital, the Seller may, within thirty (30) business days after delivery by the Buyer of the statement, deliver a written notice to the Buyer disagreeing with such calculation and setting forth the Seller’s calculation of such amount as well as copies of its supporting documentation. Any such notice of disagreement shall specify those items or amounts as to which the Seller disagrees, and the Seller shall be deemed to have agreed with all other items and amounts contained in the calculation of the Closing Net Working Capital. If the Seller does not raise any objections to the Closing Net Working Capital within the period described herein, the Closing Net Working Capital will become final and binding upon the Buyer and the Seller.
          (e) If a notice of disagreement shall be delivered pursuant to Section 1.6(d), the Buyer and the Seller shall, during the thirty (30) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Working Capital. If during such period, the Buyer and the Seller are unable to reach such agreement, they shall promptly thereafter cause representatives from an accounting firm mutually agreeable to the Buyer and the Seller (the “Accounting Referee”) to review this Agreement, including Exhibit B hereto, and the disputed items or amounts for the purpose of calculating Closing Net Working Capital (it being understood that in making such calculation, the Accounting Referee shall be functioning as an expert and not as an arbitrator). The Accounting Referee shall follow Agreed Accounting Principles in making such calculation. The Accounting Referee shall deliver to the Buyer and the Seller, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth such calculation. Such report shall be final and binding upon the Buyer and the Seller. The cost of such review and report shall be borne by the Buyer and the Seller in the reverse proportion that the aggregate dollar amounts of disputed items which are resolved in favor of the Buyer or the Seller (as applicable) bears to the aggregate dollar amount of all disputed items resolved by the Accounting Referee.
          (f) The Buyer and the Seller shall cooperate and assist in the calculation of Closing Net Working Capital and in the conduct of the review referred to in Section 1.6(e),

including providing reasonable and timely access to the books, records, work papers and personnel involved in preparing these calculations.
          (g) If Closing Net Working Capital exceeds Estimated Closing Net Working Capital, then within three (3) business days of the final determination of such amount pursuant to this Section 1.6, Buyer shall pay such amount by wire transfer of immediately available funds to the Seller.
          (h) If Closing Net Working Capital is less than Estimated Net Working Capital, then within three (3) business days of the final determination of such amount pursuant to this Section 1.6, the Seller and the Buyer shall deliver a written notice to the Escrow Agent instructing the Escrow Agent to pay such deficit amount to Buyer; provided that the Escrow Account shall be the sole source of payment for any such deficiency and in no event shall the Seller be otherwise liable for any such deficiency.
          (i) Any adjustment under this Section 1.6 shall be treated as an adjustment to the Total Purchase Price for federal, state and local income tax purposes.
          (j) All cash receipts received and cash disbursements paid related to the Lease (including payables with respect to utilities, real property taxes), including any such items held in deposit, shall be apportioned between the Seller and the Buyer as of the Closing in accordance with the principle that the Seller shall be entitled to and responsible for all revenue, expenses, and obligations attributable to the tenant under the Lease prior to the Closing and the Buyer shall be entitled to and responsible for all revenue, expenses, and obligations arising from acting as tenant under Lease from and after the Closing. All such prorations shall be made on the basis of actual calendar days elapsed in the relevant accounting, billing, or revenue period and shall be based on the most recent information available to Seller or Buyer, as applicable. All amounts owing from one party to the other party due to the transfer of the lease shall be included as a further adjustment to the net working capital calculation.
     1.7 Transfer Taxes. Any transfer or sales tax, stamp duty or similar costs relating to the consummation of the transactions contemplated hereby shall be borne by the Buyer.
     1.8 Allocation of Purchase Price. The Total Purchase Price shall be allocated among the assets of the Company in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”) and Treasury regulations thereunder (and any similar provision of state or local law, as appropriate). Such allocation shall be set forth on Form 8594 in a manner consistent with the draft thereof in Schedule 1.8, with specific amounts allocable to various asset classes to be determined by the parties as soon as practicable after Closing. The Company, the Seller and the Buyer agree not to take any position (whether in audits, tax returns, or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

     1.9 Certain Employee Matters.
          (a) Offer of Employment; Continuation of Employment. The Parties hereto intend that there shall be continuity of employment with respect to all employees of the Company as of the Closing Date. Those persons who continue to be employed by the Company on or after the Closing Date shall hereafter be referred to as “Company Employees.”
          (b) 401(k) Plan Transfer. Participation in HCC’s 401(k) Savings Plan (the “Seller’s 401(k) Plan”) by Company Employees shall cease as of the Closing. As soon as practicable after the Closing, the Seller shall compute and deposit any remaining matching contributions that were due to the Company Employees immediately prior to the Closing. As soon as practicable after the Closing Date, HCC or Seller shall cause a transfer from HCC’s 401(k) Plan (the “Seller 401(k) Plan”) to a defined contribution plan of the Buyer (the “Buyer 401(k) Plan”) of (i) the liabilities and obligations under the Seller 401(k) Plan relating to Company Employees as of the Closing Date (“Company 401(k) Participants”) and (ii) the account balances relating to Company 401(k) Participants. Seller shall provide Buyer with the identity of each Company 401(k) Participant as to whom liabilities and account balances are to be transferred as described above. Seller shall furnish to Buyer the most recent IRS determination letter for the Seller 401(k) Plan. In transferring the assets and liabilities from the Seller 401(k) Plan to the Buyer 401(k) Plan, Seller and Buyer shall comply with all applicable requirements of the Code, including Sections 411(d)(6), 414(l) and 401(a)(12) of the Code, and Buyer shall comply with such requirements in the administration of the Buyer 401(k) Plan with respect to Company 401(k) Participants after the Closing Date. Seller and Buyer shall cooperate in the preparation and filing of all documentation required to be filed with or requested by the IRS, the U.S. Department of Labor or any other governmental authority.
          (c) Compensation; Employee Benefits; Severance. Except as otherwise provided in this Section 1.9 or as otherwise required by applicable law, the Company Employees shall cease to participate in or accrue further benefits under the HCC Plans immediately prior to the Closing. Seller shall bear the expense of and responsibility for all liabilities arising from claims by the Company Employees for benefits attributable to periods prior to the Closing Date under the HCC Plans. For example, for the avoidance of doubt, the Buyer shall provide medical coverage (subject to Section 1.9(j) below) for the Company Employees as soon as practicable following the Closing. Starting on the Closing Date, the Buyer shall, for a period ending on the date twelve (12) months after the Closing Date, provide each Company Employee with base compensation no less than that provided to the Company Employee by the Company immediately prior to the Closing and employee benefits determined in accordance with employee benefit plans applicable to similarly situated employees of the Buyer. As of the Closing, except as provided in Section 1.9(d) below Buyer shall assume any obligation for bonus payments to Company Employees pursuant to the HCC 2008 Annual Management Employee Bonus Plan arising subsequent to the Closing Date, and subsequent to December 31, 2008 with bonus opportunities determined in accordance with policies applicable to similarly situated employees of the Buyer. After the Closing, the Company shall continue to be responsible for the severance obligations to Company Employees contained in the agreements listed on Schedule 1.9(c), which is a list of all agreements under which severance obligations may be payable by the Company to Company Employees.

          (d) Annual Management Employee Bonus Plan. Seller shall be responsible for funding the payment of any pro rata amounts that become due under the HCC 2008 Annual Management/Employee Bonus Plan in connection with the Closing, which estimated amounts are set forth on Schedule 1.9(d) hereto. The Seller shall deliver checks payable to each participating Company Employee representing the pro rata bonus payments to the Company within thirty (30) days after the Closing. The Buyer agrees to reasonably cooperate in the delivery of these payments by causing the Company to distribute the checks to the appropriate Company Employees, notify the Seller as to the status of such delivery and return any undeliverable checks to the Seller.
          (e) Transaction Bonus Plan. Subject to the terms of the HCC Transaction Bonus Plan, a copy of which is set forth on Schedule 1.9(e) hereto, two payments will be made to Company Employees who are eligible participants thereunder: one payment representing one-half of the total bonus amounts delivered thirty (30) days following the Closing (the “First Half Bonus Payments”) and one payment representing the balance of the total bonus amounts delivered one year after the Closing (the “Second Half Bonus Payments”), each payment subject to acceleration or forfeiture pursuant to the terms of the HCC Transaction Bonus Plan. The First Half Bonus Payments payable to Company Employees are set forth on Schedule 1.9(e) hereto. The Seller shall deliver checks payable to the respective Company Employees representing the First Half Bonus Payments to the Company within thirty (30) days of the Closing. The Buyer agrees to reasonably cooperate in the delivery of these payments by causing the Company to distribute the checks to the appropriate Company Employees, notify the Seller as to the status of such delivery and return any undeliverable checks to the Seller. The Second Half Bonus Payments that could be earned by Company Employees are shown on Schedule 1.9(e) hereto. Such amount shall be an adjustment to the Total Purchase Price as provided in Section 1.1 and the Buyer shall be responsible for the Second Half Bonus Payments. If at any time a Company Employee becomes ineligible to receive such employee’s portion of the Second Half Bonus Payments, the Buyer shall remit the amount of such forfeited Second Half Bonus Payment to the Seller or its designee. The Buyer shall cause the Company to provide Seller with quarterly status reports as to the status of Company Employees in order that the Seller may monitor the balance of the Second Half Bonus Payments.
          (f) Service Credit. Company Employees shall be given credit for all employment service with the Seller under the employee benefit plans, programs and policies and fringe benefit arrangements of the Buyer in which they become participants for purposes of eligibility and vesting to the same extent such service was recognized under similar employee benefit plans maintained by HCC, Seller or the Company immediately prior to the Closing Date.
          (g) Welfare Plans. With respect to any Buyer Benefit Plan that is a “welfare benefit plan” (as defined in Section 3(1) of ERISA) or any Buyer Benefit Plan that would be a “welfare benefit plan” (as defined in Section 3(1) of ERISA) if it were subject to ERISA, the Buyer shall (i) cause to be waived any pre-existing condition limitations, and (ii) use commercially reasonable efforts to give effect, in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed to, such employees with respect to similar plans maintained by the Seller immediately prior to the Closing Date and during the calendar year in which the Closing Date occurs. The Buyer shall make appropriate arrangements to allow the use by Company Employees of any accrued benefits under any cafeteria plan (as defined in Section 125 of the Code) which was maintained by the Seller or any of its affiliates for such Company Employees.
          (h) Accrued Vacation, Personal or Sick Time. With respect to any accrued but unused vacation, personal or sick time to which any Company Employee is entitled pursuant to the vacation, personal or sick policies applicable to such Company Employee immediately prior to the Closing Date (the “PS Policies”), the Buyer shall assume the liability for such accrued vacation, personal or sick time and allow such Company Employee to use such accrued vacation, personal or sick time; provided, however, that if the Buyer deems it necessary to disallow such Company Employee from taking such accrued vacation, personal or sick time, the Buyer shall be liable for and pay in cash to each such Company Employee an amount equal to such vacation, personal or sick time in accordance with the terms of the PS Policies; and provided, further, that the Buyer shall be liable for and pay in cash an amount equal to such accrued vacation, personal or sick time to any Company Employee whose employment terminates for any reason subsequent to the Closing Date.
          (i) WARN Act. The Buyer agrees to provide any required notice under the Worker Adjustment and Retraining Notification Act (“WARN”) and any other similar law and to otherwise comply with any such statute with respect to any “plant closing” or “mass layoff” (as defined in WARN) or similar event affecting Company Employees and occurring on or after the Closing Date or arising as a result of the transactions contemplated hereby.
          (j) COBRA. The Buyer agrees to provide any required notice under the Consolidated Omnibus Budget Reconciliation Act of 1986 (“COBRA”) and any other applicable law for those Company Employees and any Qualified Beneficiary (as such term is defined in Section 4980B of the Code) who incurs a “qualifying event” (as defined in Section 4980B of the Code) with respect to a group health plan maintained by Buyer on or after the Closing Date.
          (k) Continued Employment. Nothing contained in this Agreement shall confer upon any Company Employee any right with respect to continued employment after the Closing Date with the Company, the Seller or the Buyer. No provision of this Agreement shall create any third-party beneficiary rights in any such employee, or any beneficiary or dependent thereof, with respect to the compensation, terms and conditions of employment and benefits that may be provided to such employee by Buyer or the Company or under any benefit plan that Buyer or the Company may maintain.
     1.10 Bank Accounts. The Company’s banking arrangement include the (i) certain zero-balance accounts with the Bank of New York (the “ZBA Accounts”) which are linked to Seller’s centralized cash management system, and (ii) certain account(s) at other bank(s) (the “Non-ZBA Accounts”), which are all listed on Schedule 1.10. At the Seller’s option, the Seller shall cause the Company to terminate the ZBA Accounts immediately prior to the Closing Date or to otherwise unlink the ZBA Accounts from accounts held by the Seller or HCC. After the Closing, the Company shall continue to be in possession of its Non-ZBA bank accounts, and at the Seller’s option any ZBA Accounts that have been unlinked from accounts held by the Seller and HCC. The Seller shall reasonably cooperate with Buyer to reset the authorized signatories for the Non-ZBA Accounts and any ZBA Accounts that will remain with the Company. This

Section 1.10 shall be subject to the Seller’s ability to withdraw the Company’s cash on or immediately prior to the Closing as provided in Section 1.3 hereof.
ARTICLE 2 THE CLOSING.
     2.1 Time and Place of Closing. The closing of the purchase and sale provided for in this Agreement (herein called the “Closing” or the “Closing Date”) shall be effective as of 11:59 p.m. New York time on the Closing Date and shall be held at the offices of Brown Rudnick Berlack Israels LLP at 7 Times Square, New York, New York as soon as practicable as agreed to by the parties after the conditions set forth in Article 8 and Article 9 have been satisfied or waived (excluding conditions that, by their terms, cannot be satisfied until the Closing but subject to the satisfaction or waiver of such conditions at the Closing), but no later than five (5) business days after such conditions have been satisfied or waived, or at such other place, date or time as may be fixed by mutual agreement of the parties.
     2.2 The Company’s and the Seller’s Deliverables. Subject to the terms and conditions of this Agreement, at the Closing the Seller shall deliver or cause to be delivered to the Buyer:
          (a) all documents, if any, necessary to transfer to the Buyer the Membership Interests;
          (b) a duly executed copy of an assignment and assumption agreement whereby Seller will expressly assume the Seller Retained Liabilities;
          (c) the closing certificate described in Section 8.1 and the other deliveries contemplated by Article 8;
          (d) a duly executed copy of the transition services agreement (the “Transition Services Agreement”); and
          (e) a duly executed copy of the Escrow Agreement.
     2.3 The Buyer’s Deliverables. Subject to the terms and conditions of this Agreement, at the Closing the Buyer shall deliver or cause to be delivered to the Seller:
          (a) the Adjusted Purchase Price provided for in Article 1;
          (b) a duly executed copy of an assignment and assumption agreement whereby the Company will expressly assume the Company Retained Liabilities;
          (c) the closing certificate described in Section 9.1;
          (d) a duly executed copy of the Transition Services Agreement; and
          (e) a duly executed copy of the Escrow Agreement.

     2.4 Further Assurances.
          (a) To the extent that the transfer of any lease, contract, commitment or right shall require the consent of other parties thereto, this Agreement shall not constitute a transfer thereof; however, the Seller shall use commercially reasonable efforts before and after the Closing to obtain any necessary consents or waivers to assure the Buyer of the benefits of such leases, contracts, commitments or rights.
          (b) From time to time after the Closing at the request of one party, the other party shall execute and deliver such further documents and shall take such other action as the requesting party may reasonably require, at the expense of the requesting party, in order to give full effect to the transactions contemplated by this Agreement, including without limitation any documents or actions required in connection with the Buyer’s operation of the Company following the Closing Date, the Buyer’s payment of the Company Retained Liabilities and the Seller’s payment of the Seller Retained Liabilities.
ARTICLE 3 REPRESENTATIONS AND WARRANTIES OF THE COMPANY AND THE SELLER.
     The Company and the Seller hereby represent and warrant to the Buyer as follows:
     3.1 Organization and Qualification.
          (a) The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation, with full power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted. The copies of the organizational documents for the Company provided to the Buyer are correct and complete, and the Company is not in default under or violation of any of the provisions of its organizational documents. The Company is qualified to do business as a foreign limited liability company in every jurisdiction in which the nature of its business or its ownership of property requires it to be so qualified, except for those jurisdictions in which the failure to be so qualified has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (as defined below) on the Company.
          (b) The Seller is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its formation, with corporate full power and authority to own, lease or otherwise hold its properties and assets and to carry on its business as presently conducted.
     3.2 Subsidiaries. The Company does not, directly or indirectly, own, of record or beneficially, any outstanding voting securities or other equity interests in any other corporation, partnership, joint venture or other entity.

     3.3 Authorization.
          (a) The Company has all requisite power and authority to enter into this Agreement and the other agreements, instruments, documents and certificates to be executed and delivered pursuant to this Agreement (the “Related Documents”) and to consummate the transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by the Company to authorize the execution, delivery and performance of this Agreement and the Related Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and properly taken.
          (b) The Seller has all requisite power and authority to enter into this Agreement and the Related Documents and to consummate the transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by the Seller to authorize the execution, delivery and performance of this Agreement and the Related Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and properly taken.
     3.4 Valid and Binding.
          (a) This Agreement constitutes (and, when executed and delivered at Closing, each Related Document will constitute) the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
          (b) This Agreement constitutes (and, when executed and delivered at Closing, each Related Document will constitute) the legal, valid and binding obligation of the Seller, enforceable against the Seller in accordance with its terms, except that (i) such enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
     3.5 No Violation.
          (a) The execution and delivery of this Agreement and each Related Document by the Company and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof does not, and will not (subject only to obtaining any required consents, approvals, authorizations, exemptions or waivers as set forth on Schedule 3.5 hereto) (i) conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or to loss of a material benefit under any provisions of (x) the Certificate of Formation or Operating Agreement or other organizational document of the

Company, (y) any material contract to which the Company is a party, including without limitation the contracts required to be set forth on Schedule 3.16, or (z) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company or its property or assets or (ii) result in the creation of any Lien on the Membership Interests or, other than a Permitted Lien, upon the assets of the Company, except in the case of clause (y) for any such violations, breaches, defaults, rights of termination, cancellation or acceleration or requirements which are not material, individually or in the aggregate. “Material Adverse Effect” means any fact, event, series of events, change, effect or circumstance that, alone or together with any other fact, event, series of events, change, effect or circumstance, has had or would reasonably be expected to have a material adverse effect on the business, financial condition, operations or results of operations of the Company, taken as a whole; provided, however, that in no event shall any of the following constitute a Material Adverse Effect: (a) any fact, event, series of events, change, effect or circumstance resulting from or relating to changes in economic or financial conditions generally in the United States or foreign economies (except to the extent that such change has had, or is reasonably likely to have, a disproportionate negative effect on the Company, taken as a whole, relative to other Persons in its industry); (b) any fact, event, series of events, change, effect or circumstance that affects their industry generally (except to the extent that such fact, event, series of events, change, effect or circumstance has had, or is reasonably likely to have, a materially disproportionate negative effect on the Company, taken as a whole, relative to other Persons in its industry); (c) the entry into or announcement of this Agreement and/or the consummation of the transactions contemplated hereby; (d) the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any terrorist attack upon the United States; and (e) any change in GAAP or applicable law (except to the extent that such change has had, or is reasonably likely to have, a materially disproportionate negative effect on the Company, taken as a whole, relative to other Persons in its industry).
          (b) The execution and delivery of this Agreement and each Related Document by the Seller and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof does not, and will not (subject only to obtaining any required consents, approvals, authorizations, exemptions or waivers set forth on Schedule 3.5 hereto) (i) conflict with, result in any violation of or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or to loss of a material benefit under any provisions of (x) the Certificate of Incorporation or By-laws or other organizational document of the Seller, or (y) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Seller or its property or assets, or (ii) result in the creation of any Lien on the Membership Interests or, other than Permitted Liens, upon the assets of the Seller.
     3.6 [reserved]
     3.7 Capitalization. The Seller is the sole member of the Company, owning 100% of the Membership Interests in the Company which constitute 100% of the equity ownership of the Company, free and clear of all Liens other than Liens in favor of lenders pursuant to the Seller’s or HCC’s credit facilities that will be released at Closing. At the Closing, the Membership Interests will be transferred to the Buyer free and clear of all Liens except those that may be granted by Buyer to any lender at the Closing in connection with any financing by Buyer of the transactions contemplated hereby. There are no preemptive or other outstanding rights, options, warrants, conversion rights, redemption rights, agreements, arrangements or commitments to issue or sell Membership Interests or any other securities of the Company or any securities or obligations convertible or exchangeable into or exercisable for, or giving any Person a right to subscribe for or acquire, any securities of the Company, and no securities or obligations evidencing such rights are authorized, issued or outstanding.
     3.8 Payment of Taxes.
          (a) The Seller has filed, either separately or on a consolidated basis with its affiliates, or has caused the Company to file, all tax returns, including payroll tax returns, required to have been filed related to or by the Company, or, where not so filed, are covered under an extension that has been obtained therefor. Such returns are true, complete and correct in all material respects. Each jurisdiction in which the Company files income tax returns as a separate entity or is included in the Seller’s income tax returns is set forth on Schedule 3.8(a).
          (b) The Seller either separately or on a consolidated basis with its affiliates has paid or withheld, or caused the Company to pay or withhold, all taxes with respect to, or owed by, the Company shown as due and payable on the tax returns, except for amounts listed on Schedule 3.8, which are being contested in good faith by appropriate proceedings.
          (c) With respect to all other taxes for which no return is required or which have not yet accrued or otherwise become due, adequate provision has been made in the pertinent financial statements referred to in Section 3.9 below as of the date thereof. The provisions for taxes reflected in the referenced financial statements are adequate to cover any liabilities of the Company for taxes in respect of its business, properties and operations during the periods covered by said financial statements and all prior periods. All taxes that the Company is required to withhold or collect have been withheld or collected and paid over or will be paid over to proper governmental authorities as required by law, except for such instances of noncompliance which would not be material. Other than taxes incurred in the ordinary course of business, the Company has no liability for taxes accruing after the date of such financial statements and prior to Closing.
          (d) No election to be taxed as a corporation has been made by or on behalf of the Company.
          (e) Except as set forth on Schedule 3.8, no action is pending against or with respect to the Company regarding taxes and no taxing authority has raised any issue with respect to taxes which, by application of similar principles, could reasonably be expected to result in the issuance of a notice of deficiency or similar notice of intention to assess taxes by any such authority.
          (f) The Company has not waived any statute of limitations or agreed to any extension of time with respect to a tax assessment or deficiency.
          (g) Neither the Company nor the Seller is a party to any agreement, contract, arrangement or plan that has resulted or would result, separately or in the aggregate, in the payment of any “excess parachute payments” within the meaning of Section 280G of the Code

(without regard to the exceptions set forth in Sections 280G(b)(4) and 280G(b)(5)(A)(ii) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.
          (h) The Company is not party to any tax sharing, tax allocation or similar agreement nor does it have liability under any such agreement or as a member (or transferee of a member) of any consolidated, combined or unitary group.
          (i) The representations and warranties set forth in subsections (a), (b), (c), (e), (f), (g) and (h) of this Section 3.8 are not applicable to the extent that the purchased Membership Interests or the assets of the Company cannot be made subject to tax liens and neither Buyer nor the Company can be made liable for taxes relating to the matters constituting breaches of such representations and warranties.
     3.9 Financial Statements. Attached as Schedule 3.9 hereto are correct and complete copies of the Base Balance Sheet, related income statement and statement of cash flows for the year ended December 31, 2007 and the balance sheet as of May 31, 2008 (the “Interim Balance Sheet”) and related unaudited income statement and statement of cash flows for the five month period then ended. Collectively, such statements are referred to as the “Financial Statements”. Except as set forth on Schedule 3.9, the Financial Statements have been prepared on the basis of the books and records maintained by the Company and in accordance with GAAP consistently applied, except in the case of the May 31, 2008 Financial Statements for the absence of footnotes and normal year-end adjustments, and present fairly in all material respects and in accordance with GAAP the financial position (including without limitation the liabilities enumerated in Section 1.5(d)(i)-(iii) of the definition of Company Retained Liabilities) and results of operations of the Company as of the dates and for the respective periods then ended. The books and records of the Company to which such statements relate fairly reflect bona fide transactions set forth therein.
     3.10 No Undisclosed Liabilities. Except as set forth in Schedule 3.10 or reflected in the Interim Balance Sheet, the Company has no liabilities (actual or contingent) of a type required under GAAP to be disclosed on a balance sheet or the footnotes thereto, other than liabilities (i) reserved against or otherwise reflected on or disclosed in the Financial Statements or (ii) incurred in the ordinary course of business since the Interim Sheet Date. The reserves reflected in the Financial Statements are adequate, appropriate and reasonable, and have been calculated in a manner consistent with the Company’s past practice consistently applied.

     3.11 Accounts Receivable. All Accounts Receivable set forth in the Financial Statements and that have arisen since the Balance Sheet Date represent valid obligations and to Seller’s Knowledge are not subject to any setoffs or valid counterclaims. All such Accounts Receivable (subject to the reserve for bad debts, if any, reflected in the Financial Statements) are owned by the Company free and clear of any Liens other than Permitted Liens. The Company has not received any written notice from an account debtor stating that any Account Receivable in an amount in excess of $5,000 is subject to any contest, claim, cancellation or setoff by such account debtor. No discount or allowance from any Account Receivable has been made or agreed to (other than legal perquisites, discounts or allowances made in the ordinary course of business consistent with the Company’s past practices consistently applied), and none represents billings prior to actual sale of goods or provision of services.
     3.12 Personal Property.
          (a) Schedule 3.12(a) contains a list of all machinery, equipment, vehicles, furniture and other personal property owned by the Company having an original cost of $50,000 or more.
          (b) Schedule 3.12(b) contains a list of each lease or other agreement or right under which the Company is lessee of, or holds or operates, any machinery, equipment, vehicle or other tangible personal property owned by a third person, except those which are terminable by the Company without penalty on 60 days’ or less notice or which provide for annual rental payments of less than $50,000.
     3.13 Title to Properties; Liens; Sufficiency of Assets.
          (a) Except as set forth on Schedule 3.13 (a) hereto, the Company has good title to its assets and properties purported to be owned by it and all such assets and properties of the Company are free and clear of all Liens, except for Permitted Liens.
          (b) Schedule 3.13(b) hereto lists (i) all of the real property owned by the Company and (ii) all of the leases with respect to real property (the “Leases”) currently used or occupied by the Company. Except as provided on Schedule 3.13(b), each Lease is in full force and effect, and the Company is not in default in any material respect, and no circumstances exist which, if unremedied, would, either with or without notice or the passage of time or both, result in such default in any material respect by the Company under any of the Leases; nor, to the knowledge of the Company, is any other party to any of the Leases in default in any material respects.
          (c) Except as set forth on Schedule 3.13 (c) hereto, the Company’s assets and properties owned or used by the Company are sufficient for the continued conduct of the business of the Company after the Closing in substantially the same manner as conducted prior to the Closing.
          (d) Except as set forth on Schedule 3.13(d) hereto, the Company owns the subscription lists used in the business of the Company free and clear of all Liens (except for Permitted Liens), all of such subscription lists have been made available to the Buyer and are accurate and complete in all material respects as of the date shown thereon, and except as set forth on Schedule 3.13(d), none of such subscription lists is being used by the Company pursuant to a list exchange or rental agreement with a third party.
     3.14 Operations Since Balance Sheet Date. Except as set forth in Schedule 3.14, since the Balance Sheet Date, the Company has not:
          (a) sold, leased (as lessor), transferred or otherwise disposed of, or mortgaged or pledged, or imposed or suffered to be imposed any Liens on, any of the assets reflected on the Base Balance Sheet or any assets acquired by the Company after the Base Balance Date, except for inventory and non-material amounts of personal property sold or otherwise disposed of in the ordinary course of business and except for Permitted Liens;
          (b) entered into, terminated or received notice of termination of any contract or transaction involving a total remaining commitment by or to the Company of at least $25,000 individually or $100,000 in the aggregate with respect to all other such contracts or transactions;
          (c) cancelled any debts owed to or claims held by it (including the settlement of any claims or litigation) other than (i) in the ordinary course of business, (ii) with respect to any loans made to employees of the Company, in the case of (i) and (ii), none of which with a value in excess of $25,000 individually or $100,000 in the aggregate, or (iii) Intercompany Balances;
          (d) created, incurred, assumed, or guaranteed, or agreed to create, incur, assume or guaranty any indebtedness for borrowed money or entered into, as lessee, any capitalized lease obligations (as defined in Statement of Financial Accounting Standards No. 13);
          (e) materially changed the financial or tax accounting methods or practices used by the Company (including with respect to reserves), written up or written down any of its material assets or revalued its inventory, materially changed its cash management practices except as contemplated by Section 7.5 hereof and procedures (including with respect to the timing and frequency of collection of receivables and paying of payables), materially changed its advance subscription renewal practices, made, changed or revoked any material tax election or entered into any contract in respect of taxes with any governmental body;
          (f) experienced any material loss, destruction, damage or eminent domain taking (in each case, whether or not insured) affecting the business of the Company or any material asset;
          (g) instituted or agreed to institute any material increase in any compensation payable to any employee of the Company or in any profit-sharing, bonus, incentive, deferred compensation, insurance, pension, retirement, medical, hospital, disability, welfare or other benefits made available to employees of the Company other than in the ordinary course of business;
          (h) entered into any agreement or commitment to do any of the foregoing listed in this Section 3.14; or

          (i) suffered a Material Adverse Effect.
     3.15 Intellectual Property Rights.
As used in this Agreement, the term “Intellectual Property Assets” shall mean all of the following: (i) all registered and unregistered trade names, trademarks and service marks (“Trademarks”); (ii) all patents, patent applications and inventions and discoveries that may be patentable (“Patents”); (iii) all registered and unregistered copyrights and copyrightable subject matter in and to the Products and copyrightable content contained therein (“Copyrights”); (iv) all rights to technical information, know-how and inventions, whether patentable or unpatentable, formulations, confidential information, customer lists, software, data, process technology, plans, drawings, blue prints and other proprietary information (“Trade Secrets”); (v) all licenses relating to the Company’s right to make, use, sell, reproduce, distribute, publish and create derivative works from each of the Products and/or the foregoing Trademarks, Patents, Copyrights, Trade Secrets (the “Intellectual Property Licenses”); and (vi) all Internet domain names (“Domain Names”).
          (a) Schedule 3.15(a) hereto sets forth a list of all registered Trademarks, Copyrights, Patents and Domain Names (and all applications in respect of the foregoing) owned by the Company (the “Registered Intellectual Property”).
          (b) Schedule 3.15(b) hereto sets forth a list of all material Intellectual Property Licenses necessary for the current operation of the Company’s business. The Intellectual Property Licenses are valid and subsisting and the Company holds and is in material compliance with all Intellectual Property Licenses necessary for the current operation of the business and the development and distribution of the Products. No Intellectual Property License will by its terms terminate solely as a result of the consummation of the transactions contemplated by this Agreement or the Related Documents.
          (c) Company owns all right, title and interest in and to, free and clear of all claims or rights of others, or has a valid license to use (as currently used by the Company) the Intellectual Property Assets necessary for the operation of the Company’s business. To the knowledge of the Company and except as set forth on Schedule 3.15(c) hereto, the Company’s use of the Intellectual Property Assets in the operation of the Company’s business does not cause the Company to infringe or violate any intellectual property rights of any other Person. Except as set forth on Schedule 3.15(c), the Company has not received any written notice or claim of infringement concerning any of such Intellectual Property Assets.
     3.16 Material Contracts. Except as set forth in Schedule 3.16, the Company is not a party to or bound by:
          (a) any contract for the future purchase or sale of real property;
          (b) any contract for the purchase or sale by the Company of services, products, supplies or equipment, including author works for hire, royalty or license or rights agreements or publisher permission or right to use agreements and other customary publishing related agreements, pursuant to which the Company has paid or earned or reasonably anticipates that it will pay or earn more than $100,000 in the aggregate during 2007 or thereafter;
          (c) any loan agreements, promissory notes, indentures, bonds, security agreements, guarantees or obligations for borrowed money or other instruments involving Indebtedness;
          (d) any agreement concerning the establishment of a partnership, joint venture, limited liability company or similar entity;
          (e) except for agreements with existing or prospective customers and suppliers in the ordinary course of business, any confidentiality agreement binding the Company;
          (f) any (x) capital lease, or (y) lease agreement under which it is lessor or lessee of any property, real or personal, except leases for personal property involving less than $25,000 individually and $100,000 in the aggregate;
          (g) to the extent not disclosed pursuant to Section 3.16(b) above, any marketing agreement, annuity agreement, or agency, dealer, distributor or sales representative agreement pursuant to which the Company has paid or earned or reasonably anticipates that it will pay or earn more than $100,000 in the aggregate during 2007 or thereafter;
          (h) any written employment (other than employment agreements terminable at will and without penalty), consulting or severance agreement, other than any contract for the purchase or sale by the Company of services, products, supplies or equipment, including author works for hire, royalty or license or rights agreements or publisher permission or right to use agreements and other customary publishing related agreements;
          (i) any agreement that may be terminated upon, or that provides for additional payments by the Company in connection with, a change in control of the Company;
          (j) any revenue or expense sharing agreement pursuant to which the Company has paid or received or reasonably anticipates that it will pay or receive more than $100,000 in the aggregate during 2007 or thereafter;
          (k) any agreement containing any covenant or provision prohibiting the Company from (i) engaging in any line or type of business or geographic area or (ii) soliciting or hiring any individual or customer;
          (l) any contract with any customer or Affiliation Agreement Party listed or required to be listed in Schedule 3.19 pursuant to which the Company has paid or earned or reasonably anticipates that it will pay or earn more than $100,000 in the aggregate during 2007 or thereafter;
          (m) any affiliation, medical alliance or educational content development agreement with a college, university, medical school or other entity;

          (n) any subscription list exchange or rental agreement pursuant to which the Company has paid or reasonably anticipates that it will pay more than $25,000 in the aggregate; and
          (o) any barter agreement.
The Company has made available to Buyer complete and correct copies of all contracts required to be set forth on Schedule 3.16. The Company has performed in all material respects all obligations required to be performed by it in connection with the contracts required to be disclosed in Schedule 3.16 and is not in default in any material respect under any such contract. To the Knowledge of the Company, there is no material breach or anticipated material breach by any other party to any such contract. Each contract required to be disclosed in Schedule 3.16 is enforceable against the Company and, to the Knowledge of the Company, each other party to such contract in accordance with its terms, and is in full force and effect, and, subject to obtaining any necessary consents disclosed in Schedule 3.6, will continue to be so enforceable and in full force and effect immediately following the consummation of the transactions contemplated by this Agreement.
     3.17 Employee Benefits.
          (a) Schedule 3.17 contains a list of each pension, profit-sharing or other retirement, bonus, employment, consulting or termination agreement, deferred compensation, change in control, retention, deal bonus, stock option, stock appreciation, stock purchase or other equity based, performance share, bonus or other incentive, severance or termination pay, health, and group insurance plan, agreement, program or arrangement, as well any other “employee benefit plan” (within the meaning of Section 3(3) of ERISA) that Seller, the Company or any of their ERISA Affiliates sponsor, maintain, or contribute to or is required to be contributed to by the Company or any of their ERISA Affiliates with respect to employees (current and former), directors or consultants of the Company, or with respect to which the Company has or would reasonably be expected to have any liability, whether contingent or direct (each such plan, program or arrangement being hereinafter referred to in this Agreement individually as a “Benefit Plan”). For purposes of this Agreement, “ERISA Affiliate” means any entity that, together with the Company, could be treated as a single employer under Section 414 of the Code.
          (b) Each Benefit Plan has been established and has been operated in all material respects in accordance with its terms and applicable Laws, including but not limited to ERISA and the Code. Each Benefit Plan that is intended to be “qualified” within the meaning of Section 401(a) of the Code has received a favorable determination letter from the IRS. No event has occurred since the date such favorable determination letter was issued that could reasonably be expected to affect the tax-qualified status of such Benefit Plan. Other than routine claims for benefits, there are no governmental audits, actions, claims, lawsuits or arbitrations pending or, to the knowledge of the Company, threatened in writing with respect to any Benefit Plan and no facts or circumstances exist that would reasonably be expected to give rise to any such audit, actions, law, claims or suits.

          (c) All contributions required to be contributed to any Benefit Plan on or prior to the Closing Date have been made by the Company as required under ERISA, the Code or the terms of the Benefit Plan.
          (d) Neither the Seller, the Company nor any of their ERISA Affiliates (i) maintains or has ever maintained a Benefit Plan which is or was ever subject to Section 412 of the Code, Part 3 of Subtitle B of Title I of ERISA, or Title IV of ERISA, (ii) is obligated or has ever been obligated to contribute to a “multiemployer plan” (as defined in Section 4001(a)(3) of ERISA).
          (e) No event has occurred and no condition exists with respect to any Benefit Plan that would reasonably be expected to subject the Company to any tax, fine, lien, penalty or other liability imposed by ERISA, the Code or other applicable laws.
          (f) No Benefit Plan provides welfare benefits after termination of employment to any employee, former employee, director or consultant, except to the extent required by Section 4980B of the Code or applicable state law. All group health plans maintained by the Company have been operated in compliance with the applicable requirements of Section 4980B of the Code.
          (g) Except as set forth on Schedule 3.17(g), no Benefit Plan exists that, as a result of the execution of this Agreement or the consummation of the transactions contemplated by this Agreement, either standing alone or in combination with any subsequent event, will (A) result in any payment becoming due to any current or former employee or director of the Company after the date of this Agreement; (B) increase any benefits otherwise payable under, or result in any other material obligation pursuant to, any Benefit Plan; (C) result in the acceleration of time of payment or vesting of any such benefits to any extent or result in any payment or funding (through a grantor trust or otherwise) of any compensation or benefits under any Benefit Plan; or (D) limit or restrict the right of the Company to merge, amend or terminate any Benefit Plan.
          (h) Each Benefit Plan has been operated in reasonable good faith compliance with the applicable provisions of Section 409A of the Code for the period beginning January 1, 2005 through the Closing Date. The Company has no obligations to any employee or other service provider to make any reimbursement or other payment with respect to any tax imposed under Section 409A of the Code.
     3.18 Employee Relations and Agreements.
          (a) Schedule 3.18(a) contains a true and complete listing, as of June 6, 2008, of all employees of the Company and their annual base salary or compensation, date of hire, job title, credited years of service, employment status (active or on leave of absence) and employment category (full or part time). Since the Balance Sheet Date, except as set forth in Schedule 3.17(a) or as has occurred in the ordinary course of business and consistent as to timing and amount with past practices, the Company has not: (i) materially increased the compensation payable or to become payable to or for the benefit of any of its employees, (ii) provided any of its employees with materially increased security or tenure of employment, (iii) materially increased the amount payable to any of its employees upon the termination of such persons’ employment, or (iv) materially increased, augmented or improved benefits granted to or for the benefit of its employees under any bonus, profit sharing, pension, retirement, deferred compensation, insurance or other direct or indirect benefit plan or arrangement. Except as set forth in Schedule 3.18(a), none of the employees listed on Schedule 3.18(a) have terminated their employment with the Company or, to the knowledge of the Company, given written notice of their intent to terminate their employment with the Company.
          (b) Except as set forth in Schedule 3.18(b), the Company is not a party to any labor contract, collective bargaining agreement or employment agreement.
          (c) No union or similar organization represents employees of the Company and, to the Knowledge of the Company, as of the date hereof no such organization is attempting to organize such employees.
          (d) There are no pending or, to the Company’s Knowledge, threatened (i) employment discrimination charges or complaints against or involving the Company before any governmental entity; (ii) unfair labor practice charges or complaints, disputes or grievances affecting the Company; (iii) union representation petitions respecting the employees of the Company; (iv) efforts being made to organize any of the employees of the Company; or (v) strikes, slow downs, work stoppages, or lockouts or threats thereof affecting the Company. The Company is in compliance in all material respects with all applicable laws respecting employment and employment practices, terms and conditions of employment, wages, hours or work, occupational safety and health or other applicable laws and the payment and withholding of taxes, and has withheld all amounts required by law or agreement to be withheld from the wages or salaries of its employees and is not liable for any arrears of wages or other taxes or penalties for failure to comply with any of the foregoing.
          (e) Except as set forth in Schedule 3.18(e), neither Seller nor the Company has made any loan to an employee of the Company that has not been repaid in full as of the date hereof.
     3.19 Customers and Affiliation Agreement Parties. Schedule 3.19 lists (i) with respect to the Oakstone Medical business, the fifteen (15) largest customers and the ten (10) largest (in terms of 2007 revenue paid to the Company) Persons with whom the Company has an affiliation or medical alliance agreement (the “Affiliation Agreement Parties”) and (ii) with respect to the Oakstone Wellness business, the twenty (20) largest (in terms of 2007 revenue paid to the Company) customers, in each case for the twelve (12) month period ended December 31, 2007. No customer or Affiliation Agreement Party listed in Schedule 3.19 has provided the Company with written notification of its intent to terminate its relationship with the Company or to materially decrease the rate or amount of business done with the Company.
     3.20 Permits; Certifications. Schedule 3.20 sets forth a true and complete list of all (i) material licenses, permits, franchises, consents, registrations, orders, approvals or authorizations of any governmental entity (collectively, “Permits”) and (ii) material certifications, authorizations, approvals and registrations from any industry trade group or accreditation organizations, including without limitation the Accreditation Council for Continuing Medical Education (collectively, “Certifications”) in each case necessary for the operation of the Company’s business. Except as set forth on Schedule 3.20, the Company has all Permits and Certifications necessary for the operation of the business of the Company as currently conducted, and all of such Permits and Certifications are in full force and effect. The Company is operating in material compliance with all Permits and Certifications, and no proceeding is pending or threatened to revoke, suspend, limit or adversely modify any Certification. None of such Permits or Certifications shall be suspended, terminated, impaired, adversely modified or become terminable, in whole or in part, as a result of any of the transactions contemplated by this Agreement.
     3.21 Insurance. The Seller currently maintains policies of general liability and property, workers’ compensation and other forms of insurance in such amounts and against such risks and losses, and including such levels of self-insured retention, as are in its judgment prudent to cover the assets of the Company.
     3.22 Compliance with Laws. The Company is in material compliance with all applicable laws of any governmental entity, currently in effect.
     3.23 Litigation. Except for matters described in Schedule 3.23 hereto, there is no suit, action, proceeding or governmental investigation pending or, to the Company’s knowledge, threatened, against the Company, before any court or any governmental agencies or regulatory or authorities which would reasonably be expected to have a Material Adverse Effect or otherwise hinder or prevent the consummation of the transactions contemplated by this Agreement and the Company is not subject to any court or governmental order or decree other than those of general application.
     3.24 Environmental Matters. Except as disclosed on Schedule 3.24 hereto, (a) any and all waste oil, hazardous waste, hazardous substances, toxic substances or hazardous materials used or generated by the Company in connection with the operation of its business have been and are being generated, used, stored, treated, shipped and disposed of in material compliance with all applicable federal, state, foreign and local environmental and human health and safety laws, regulations and ordinances relating thereto (“Environmental Laws”) and (b) to the Company’s Knowledge, there has not been any release of any oil, hazardous waste, hazardous substances, toxic substances or hazardous materials in, on or under any real property now and formerly owned, leased or operated by the Company in material violation of any Environmental Laws during the time that the Company owned, leased or operated such real property. For purposes of this section, “oil”, “hazardous waste”, “hazardous substances”, “toxic substances” and “hazardous material” and “release” shall have the meanings currently set forth in the U.S. Resource Conservation and Recovery Act, the U.S. Comprehensive Environmental Response, Compensation and Liability Act, the U.S. Hazardous Materials Transportation Act, the U.S. Federal Water Pollution Control Act, the U.S. Toxic Substances Control Act, or as currently defined in any U.S. federal regulations adopted pursuant to such Acts.
     3.25 Transactions with Interested Persons. Except as shown on Schedule 3.25, neither the Seller nor any officer or director of the Company (i) owns, directly or indirectly, on an individual or joint basis, any material interest in, or serves as an officer or director of, any customer, competitor or supplier of the Company or any organization that has a material contract or arrangement with the Company or (ii) has any contract or agreement with the Company.
     3.26 Indemnification Claims. The Company has not received or delivered any outstanding written claim for indemnification under any Purchase Agreement that is unresolved. For purposes of the foregoing sentence, “Purchase Agreement” means those contracts pursuant to which either a Person sold the Company or the Company sold a Person all or substantially of such Person’s assets or business pursuant to an agreement by which the survival period of the representations, warranties and covenants has not expired.
     3.27 Finder’s Fee. HCC has engaged Evercore Partners to assist with the transactions contemplated by this Agreement. Except as disclosed in the preceding sentence, HCC, the Company and the Seller have not engaged any broker or finder relating to or in connection with the transactions contemplated by this Agreement.
     3.28 Knowledge. To the extent that any portion of the representations and warranties made herein were made to the knowledge of the Company or the Sellers, such knowledge shall be understood to mean the current actual knowledge of the individuals listed on Schedule 3.28, shall be qualified by and limited to such actual knowledge and shall in no event encompass constructive, imputed or similar concepts of knowledge.
     3.29 Disclaimer of Other Representations and Warranties. The Company and the Seller make no representations or warranties with respect to any projections, forecasts or forward-looking information provided to the Buyer. There is no assurance that any projected or forecasted results will be achieved. EXCEPT AS TO THOSE MATTERS EXPRESSLY COVERED BY THE REPRESENTATIONS AND WARRANTIES IN THIS AGREEMENT AND THE RELATED DOCUMENTS, SELLER IS SELLING THE PROPERTIES AND ASSETS ON AN “AS IS, WHERE IS” BASIS AND SELLER DISCLAIMS ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES WHETHER EXPRESS OR IMPLIED. SELLER MAKES NO REPRESENTATION OR WARRANTY AS TO MERCHANTABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE AND NO IMPLIED WARRANTIES WHATSOEVER. The Buyer acknowledges that neither the Company, the Seller nor any of its representatives or any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any memoranda, forecasts, charts or summaries theretofore made available by the Company or the Seller or their representatives to the Buyer or any other information which is not included in this Agreement or the schedules hereto and neither the Company, the Seller nor any of their representatives or any other Person will have or be subject to any liability to the Buyer, any affiliate of the Buyer or any other Person resulting from the distribution of any such information to, or use of any such information by, the Buyer, any affiliate of the Buyer or any of their agents, consultants, accountants, counsel or other representatives.

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE BUYER.
     The Buyer hereby represents and warrants to the Company and the Seller as follows:
     4.1 Organization of the Buyer. The Buyer is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware with full power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is conducted by it and to consummate the transactions contemplated by this Agreement.
     4.2 Authorization. The Buyer has all requisite power and authority to enter into this Agreement and the Related Documents and to consummate the transactions contemplated hereby and thereby. All acts and other proceedings required to be taken by the Buyer to authorize the execution, delivery and performance of this Agreement and the Related Documents, and the consummation of the transactions contemplated hereby and thereby, have been duly and properly taken.
     4.3 Valid and Binding. This Agreement constitutes (and, when executed and delivered at Closing, each Related Document will constitute) the legal, valid and binding obligation of the Buyer, enforceable against the Buyer in accordance with its terms, except that (i) such enforcement may be limited by or subject to any bankruptcy, insolvency, reorganization, moratorium or similar laws now or hereafter in effect relating to or limiting creditors’ rights generally and (ii) the remedy of specific performance and injunctive and other forms of equitable relief are subject to certain equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.
     4.4 No Violation. The execution and delivery of this Agreement and each Related Document by the Buyer, and the consummation of the transactions contemplated hereby and thereby and compliance with the terms hereof and thereof does not, and will not, (i) conflict with, or (ii) result in any violation of or default (with or without notice or lapse of time, or both) under, or (iii) give rise to a right of termination, cancellation, modification or acceleration of any right or obligation or to loss of a material benefit under or (iv) result in the creation of any lien of any kind upon any of the properties or assets of the Buyer under, any provision of (x) the Certificate of Incorporation or By-laws or other organizational document of the Buyer, (y) any note, bond, mortgage, indenture, deed of trust, license, lease, contract, commitment or loan or other agreement to which the Buyer is a party or by which any of its properties or assets are bound, or (z) any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Buyer or its property or assets, except in the case of clause (y) for any such violations, breaches, defaults, rights of termination, cancellation or acceleration or requirements which, individually or in the aggregate would not adversely affect the ability of the Buyer to consummate the transactions contemplated by this Agreement or to utilize the assets and properties of the Company following the Closing, or (ii) result in the creation of any Lien of any kind upon any of the properties or assets of the Buyer.
     4.5 Consents and Approvals of Governmental Authorities. No consent, approval or authorization of, or declaration, filing or registration by the Buyer with, any governmental authority is required to be obtained by the Buyer in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated hereby.

     4.6 Financial Ability. The Buyer has received commitments from sources of debt financing (the “Debt Commitments”) in amounts sufficient to enable the Buyer to consummate the transactions contemplated hereby and, subject to the closing of the transactions contemplated by the Debt Commitments on the Closing Date, the Buyer will have available sufficient unrestricted funds to enable it to consummate the transactions contemplated hereby. Prior to the date hereof, the Buyer has delivered true and accurate copies of the Debt Commitments to the Seller.
     4.7 Litigation. There is no litigation pending or, to the knowledge of the Buyer, threatened against the Buyer which seeks to enjoin or otherwise hinder or prevent the consummation of the transactions contemplated by this Agreement.
     4.8 Finder’s Fee. The Buyer has not incurred or become liable for any broker’s commission or finder’s fee relating to or in connection with the transactions contemplated by this Agreement.
     4.9 Sole Representations and Warranties. The representations and warranties contained in this Article 4 are the only representations and warranties made by the Buyer in connection with the transactions contemplated hereby and supersede any and all previous written or oral statements by the Buyer or its agents to the Seller or its agents.
     4.10 Investigation by the Buyer. The Buyer, assisted by its representatives, has conducted its own independent investigation, review and analysis of the business, assets, condition, operations and prospects of the Company. The Buyer acknowledges that it and its representatives have been provided reasonable access to the properties, premises, records and key employees of the Company for the purpose of such investigation, review and analysis. In entering into this Agreement, the Buyer has solely relied upon its own investigation, review and analysis and the representations and warranties contained in this Agreement and the Related Documents, and the Buyer agrees, to the fullest extent permitted by law, that neither the Company, the Seller nor any of their directors, officers, affiliates or representatives have or will have any liability or responsibility of any kind whatsoever to the Buyer on any basis (including, without limitation, in contract or tort, or otherwise) based upon any information provided or made available, or statements made, to the Buyer prior to the execution of this Agreement, whether pursuant to the offering memorandum or otherwise, except to the extent the Company or the Seller make specific representations and warranties in this Agreement or the Related Documents with respect thereto but always subject to the limitations and restrictions contained in this Agreement and the Related Documents.
          (a) In connection with the Buyer’s investigation of the Company, the Buyer has received from the Seller certain estimates, projections and other forecasts, and certain plan and budget information. The Buyer acknowledges that there are uncertainties inherent in attempting to make such projections, forecasts, plans and budgets and that the Buyer is familiar with such uncertainties, that the Buyer is taking full responsibility for making its own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, plans and budgets so furnished to it, and that the Buyer will not assert any claim against the Company or the Seller or any of their directors, officers, employees, agents, stockholders, affiliates, or representatives, or hold any such persons liable, with respect thereto. Accordingly, the Company and the Seller make no representation or warranty with respect to any estimates, projections, forecasts, plans or budgets.
ARTICLE 5 [RESERVED]
ARTICLE 6 [RESERVED]
ARTICLE 7 [RESERVED]
ARTICLE 8 CONDITIONS TO OBLIGATIONS OF THE BUYER.
     The obligations of the Buyer to consummate the transactions contemplated by this Agreement are subject to the fulfillment prior to or at the Closing of the following conditions:
     8.1 Representations; Warranties; Covenants. Each of the representations and warranties of the Company and the Seller set forth in Article 3 hereof shall be accurate in all material respects (without regard to materiality qualifications) as if made on and as of the date of Closing as well as on the date hereof, other than with respect to representations and warranties that refer to or speak as of a certain date and an officer of the Company shall have certified to such effect to the Buyer in writing. The Company and the Seller shall have performed in all material respects all of those obligations, and shall have complied in all material respects with those covenants, required to be performed or observed at or prior to the Closing, and an officer of the Company and the Seller shall have certified to such effect to the Buyer in writing.
     8.2 Deliverables. The Company and the Seller, as applicable, shall have executed and delivered or caused to be executed and delivered to the Buyer the items listed in Section 2.2 hereof.
     8.3 Consents, Approvals and Notices. Any and all consents, approvals or notices which may be required prior to Closing under those contracts, agreements or licenses listed on Schedule 8.3 hereof in order to consummate the transactions contemplated by this Agreement , shall have been obtained, or in the case of required notices, delivered, and in each case shall be in form and substance reasonably satisfactory to the Buyer and its counsel.
     8.4 Release of Liens. The Seller shall have delivered to the Buyer evidence that (i) the Membership Interests are free and clear of all Liens and (ii) the assets and properties of the Company are free and clear of all Liens other than Permitted Liens (provided, however, that the Company’s liens from HCC’s lenders under its credit facility arrangement shall not constitute Permitted Liens for purposes of this Section 8.4 and such Liens will be released at Closing).
     8.5 No Injunction. There shall not be any injunction, restraining order or order of any nature issued by any court of competent jurisdiction which enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.

     8.6 Intercompany Balances. All Intercompany Balances shall have been canceled or otherwise settled.
     8.7 Release of Guarantees. The Seller shall have delivered to the Buyer evidence that the Company will upon the Closing be released from guarantees for any liabilities or obligations in respect of any existing guarantees by the Company for (i) indebtedness for borrowed money incurred or guaranteed by Seller or HCC and (ii) the Seller Retained Liabilities.
     8.8 Debt Financing. The transactions contemplated by the Debt Commitments shall have been consummated (or shall be consummated concurrently with the Closing) and the Buyer shall have access to the credit facilities contemplated thereby.
     8.9 No Material Adverse Effect. Between the date hereof and the Closing, there shall not have been a Material Adverse Effect.
ARTICLE 9 CONDITIONS TO OBLIGATIONS OF THE COMPANY AND THE SELLER.
     The obligations of the Company and the Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment prior to or at the Closing of the following conditions:
     9.1 Representations; Warranties; Covenants. Each of the representations and warranties of the Buyer contained in Article 4 hereof shall be accurate in all material respects (without regard to materiality qualifications) as if made on and as of the date of Closing as well as on the date hereof and an officer of the Buyer shall have certified to such effect to the Seller in writing. The Buyer shall have performed in all material respects all of those obligations, and shall have complied in all material respects with those covenants, required to be performed or observed at or prior to the Closing, and an officer of the Buyer shall have certified to such effect to the Company and the Seller in writing.
     9.2 Deliverables. The Buyer shall have executed and delivered or caused to be executed and delivered to the Company and the Seller the items listed in Section 2.3 hereof.
     9.3 No Injunction. There shall not be any injunction, restraining order or order of any nature issued by any court of competent jurisdiction which enjoins or otherwise prohibits the consummation of the transactions contemplated hereby.
     9.4 [reserved]
     9.5 Release of Guarantees. The Buyer shall have delivered, at no cost to Buyer, to the Seller evidence that the Seller and any other HCC Consolidated Group member (other than the Company) will upon the Closing be released from guarantees, liabilities or obligations in respect of any existing liabilities or guarantees by the Seller or other HCC Consolidated Group member for the Company Retained Liabilities, including but not limited to the lease disclosed on Schedule 3.5(a).
ARTICLE 10 [RESERVED]

ARTICLE 11 RIGHTS AND OBLIGATIONS SUBSEQUENT TO THE CLOSING.
     11.1 Collection. After the Closing, if either the Seller on the one hand, or the Company or the Buyer on the other hand, receives any cash, collection, proceed, refund, or other amount that is properly due and owing to the other party in accordance with the terms of this Agreement, such receiving party promptly (and in no event later than fifteen (15) business days following receipt) shall remit or shall cause to be remitted such amount to the other party at the address set forth in Section 13.3.
     11.2 Survival of Representations and Warranties. All representations, warranties, agreements, covenants and obligations herein or in any schedule, certificate or financial statement delivered by either party to the other party incident to the transactions contemplated hereby are material, shall be deemed to have been relied upon by the other party and shall survive the Closing in accordance with Article 12 hereof.
ARTICLE 12 INDEMNIFICATION.
     12.1 Survival of Representations and Warranties. All representations and warranties made by any party hereto in this Agreement or in the attached schedules or in any exhibit or certificate delivered pursuant hereto and in any Related Documents will survive the Closing hereunder until the twelve-month anniversary of the Closing.
     12.2 Notice of Damages. A party seeking indemnity hereunder (the “Indemnified Party”) will give the party from whom indemnity is sought hereunder (the “Indemnitor”) prompt written notice (hereinafter, the “Indemnification Notice”) of any demands, claims, actions or causes of action (collectively, “Claims”) asserted against the Indemnified Party, describing in reasonable detail, to the extent then practicable, the facts and circumstances surrounding the Claim. Failure to give such notice will not relieve the Indemnitor of any obligations which the Indemnitor may have to the Indemnified Party under this Article 12, except to the extent that such failure has prejudiced the Indemnitor.
     12.3 Agreements to Indemnify.
          (a) Subject to the terms and conditions of this Article 12, the Seller covenants and agrees to indemnify, defend and hold harmless the Buyer and its affiliates (including any successor or assign, officer, director, stockholder, partner, member, employee, agent or representative of any thereof) (a “Buyer Affiliate”) from and against all assessments, losses, damages, liabilities, costs and expenses (including without limitation interest, penalties and reasonable fees and expenses of legal counsel) (collectively, “Damages”) imposed upon or incurred by the Buyer or any Buyer Affiliate (whether arising from third party claims or otherwise) arising out of, in connection with or resulting from:
               (i) any breach of any representation or warranty of the Seller or the Company contained in Article 3 of this Agreement or in any Related Document to which the Seller or the Company is a party;

               (ii) any nonfulfillment of any covenant or agreement of the Seller or the Company contained in this Agreement or in any Related Document to which the Seller or the Company is a party; and
               (iii) the nonpayment of the Seller Retained Liabilities.
          (b) Subject to the terms and conditions of this Article 12, the Buyer covenants and agrees to indemnify, defend and hold harmless the Seller and its affiliates (including any successor or assign, officer, director, stockholder, partner, member, employee, agent or representative thereof) from and against all Damages imposed upon or incurred by such indemnified party arising out of or in connection with or resulting from:
               (i) any breach of any representation or warranty of the Buyer contained in this Agreement or in any Related Document to which the Buyer is a party;
               (ii) any nonfulfillment of any covenant or agreement of, the Buyer contained in this Agreement or in any Related Document to which the Buyer is a party; and
               (iii) the conduct of the business and the operations of the Company following the Closing Date (other than any Seller Retained Liabilities), including but not limited to the nonpayment of the Company Retained Liabilities.
          (c) Subject to Section 12.5(e), the Indemnitor must reimburse an Indemnified Party promptly after delivery of an Indemnification Notice certifying that the Indemnified Party has incurred Damages after compliance with the terms of this Article 12, provided, that the Indemnitor has the right, prior to making any payment, to contest in good faith any such Damages or its obligations to indemnify therefor in accordance with the terms of this Agreement.
     12.4 Conditions of Indemnification of Third Party Claims. The obligations and liabilities of an Indemnitor under Section 12.3 hereof with respect to Damages resulting from Claims by Persons not party to this Agreement will be subject to the following terms and conditions:
          (a) Promptly after delivery of an Indemnification Notice in respect of a Claim and subject to paragraph (c) of this Section 12.4, the Indemnitor may elect, by written notice to the Indemnified Party, to undertake the investigation and defense thereof with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of Indemnitor; provided that, Indemnitor is able to demonstrate the financial ability to satisfy (whether from the Escrow Account or otherwise) all Damages alleged in connection with such Claim. In any Claim, the defense of which the Indemnitor has assumed, the Indemnified Party will have the right to participate therein and retain its own counsel at its own expense, unless the named parties to any such litigation or proceeding (including impleaded parties) include both the Indemnitor and the Indemnified Party, and representation of such parties by the same counsel would, in the opinion of the Indemnitor’s counsel, be inappropriate due to actual or potential differing interests between them, and in such case such separate counsel may be retained by the Indemnified Party at the expense of the Indemnitor. If the Indemnitor chooses to defend any Claim, with or without a reservation of rights, the Indemnified Party will cooperate with all reasonable requests of the Indemnitor and will make available to the Indemnitor any books, records or other documents within its control that are necessary or appropriate for such defense and the Indemnitor shall diligently defend such Claim in good faith. So long as the Indemnitor is defending the Claim in good faith, the Indemnified Parties may not settle or compromise the Claim.
          (b) In the event that the Indemnitor, within thirty (30) days after receipt of an Indemnification Notice, does not so elect to defend such Claim, the Indemnified Party will have the right (upon further notice to the Indemnitor) to undertake the investigation and defense, compromise or settlement of such Claim for the account of the Indemnitor. The Indemnified Party will give the Indemnitor prompt written notice of any proposed settlement or compromise, and the Claim shall not be compromised or settled without the written consent of the Indemnitor, which consent shall not be unreasonably withheld.
          (c) Anything in this Section 12.4 to the contrary notwithstanding, (i) if the Indemnified Party believes reasonably and in good faith there is a reasonable probability that a Claim may materially and adversely affect the Indemnified Party, the Indemnified Party may participate in the defense, compromise or settlement of such Claim, provided that the Indemnitor will not be liable for expenses of separate counsel of the Indemnified Party engaged for such purpose, (ii) no person who has undertaken to defend a Claim under Section 12.4(a) hereof will, without written consent of all Indemnified Parties, settle or compromise any Claim or consent to entry of any judgment which imposes an injunction or other equitable relief upon the Indemnified Party or which does not include as an unconditional term thereof the release by the claimant or the plaintiff of all Indemnified Parties from all liability or other obligation arising from events which allegedly gave rise to such Claim.
     12.5 Limitations on Indemnification.
          (a) Notwithstanding anything to the contrary provided elsewhere in this Agreement, the obligations of any Indemnitor under this Agreement to indemnify any Indemnified Party with respect to any Claim pursuant to Section 12.3 will be of no force and forever barred unless the Indemnified Party has given the Indemnitor written notice of such claim prior to the twelve-month anniversary of the date of the Closing; provided, that subject to Section 12.5(f) hereof, the indemnification obligations pursuant to Sections 12.3(a)(iii) and 12.3(b)(iii) shall not expire. In any event, each party will cooperate with all reasonable requests of the other parties and their respective counsel in connection with the investigation, litigation, defense, settlement or other attempted resolution.
          (b) Indemnification by the Seller under paragraph (a)(i) of Section 12.3 for Damages imposed upon or incurred by the Buyer or any the Buyer Affiliate as a result of any breach of any representations and warranties of the Seller will be provided by the Seller only if, and then only to the extent that, the aggregate amount of all such Damages exceeds $250,000 (the “Deductible Amount”); provided, however, that individual Claims involving Damages of less than $25,000 will not be indemnified and will not be applied in determining whether the aggregate Damages exceed the foregoing Deductible Amount (the “de minimus Exception”). Notwithstanding the foregoing, in no event shall the Deductible Amount or the de minimus Exception be deemed to apply to breaches of the representations and warranties contained in

Sections 3.2 (Subsidiaries), 3.3 (Authorization), 3.4 (Valid and Binding), 3.7 (Capitalization), 3.8(d) (Taxes), 3.13(a) (Title to Properties) or 3.24 (Finder’s Fee), such that Damages arising from breaches of any of the foregoing representations and warranties shall be payable from the first dollar of such Damages.
          (c) Any determination of Damages incurred by an Indemnified Party will be made after taking into account (i) any tax refund, reduction or benefit actually realized, with the amount actually realized being the actual reduction in federal income taxes of the Indemnified Party resulting from the deduction of the Damages to which the indemnity payment relates, with the assumption that all other deductions to which the Indemnified Party is entitled are taken before the deduction for the Damages at issue, (ii) any increase in the federal income tax liability of the Indemnified Party resulting from the inclusion of such indemnity payment as an item of gross income of the Indemnified Party, with the assumption that all other items of income which the Indemnified Party is required to include in gross income and all other deductions to which the Indemnified Party is entitled are included or taken before the inclusion of the amount such indemnity payment, (iii) any insurance proceeds the Indemnified Party actually received (net of cost of collection and increases in premiums), and the Indemnified Party agrees to use commercially reasonable efforts to recover any insurance proceeds which may be due, and (iv) any warranty reimbursements actually received (net of cost of collection). In no event may any Indemnified Party be awarded special, punitive or multiple Damages.
          (d) Except for the definition of Permitted Liens, for purposes of determining whether or not there exists a breach of a representation or warranty or the amount of the Damages arising therefrom, the materiality, Material Adverse Effect, and similar qualifiers contained in such representations and warranties shall be disregarded.
          (e) Each of the parties and each Indemnified Party agrees to take all reasonable steps to mitigate their respective Damages upon the senior management level employees of such party becoming aware of any event or condition which would reasonably be expected to give rise to any Damages that are indemnifiable hereunder.
          (f) Any Buyer or Buyer Affiliate seeking Damages from the Seller shall be required to satisfy all claims for Damages for which the Buyer or Buyer Affiliate is determined to be entitled to indemnification pursuant to this Article 12 solely from the Escrow Account (to the extent thereof) in accordance with the terms of the Escrow Agreement for such account, after which point the Seller will have no further obligation to indemnify the Buyer or any Buyer Affiliate from any further Damages.
     12.6 Treatment of Indemnification Payments. All indemnification payments made pursuant to this Article 12 will be treated by the Buyer and the Seller as an adjustment to the Total Purchase Price to the extent permitted by law.
     12.7 Sole Remedy. Except for claims for intentional fraud, each party’s rights to indemnification under this Article 12 constitute the exclusive remedy from and after the Closing Date for any breach of any representation or warranty of, or nonfulfillment of any covenant or agreement of, any party contained in or made pursuant to this Agreement or any schedule hereto, any Related Document or any certificate or instrument furnished to any party hereunder or thereunder; except for the remedies of specific performance, injunction and other equitable relief; provided, however, that no party hereto shall be deemed to have waived any rights, claims, causes of action or remedies if and to the extent such rights, claims, causes of action or remedies may not be waived under applicable law.
ARTICLE 13 FURTHER AGREEMENTS.
     13.1 Confidentiality Agreement. The parties acknowledge that the Company, the Seller and the Buyer entered into that certain Confidentiality Letter Agreement dated as of January 25, 2008 (the “Confidentiality Agreement”), which agreement shall continue in full force and effect in accordance with its terms until the expiration of the agreement according to its terms; provided that, to the extent the terms of the Confidentiality Agreement conflict with or are inconsistent with the terms of this Agreement, the terms of this Agreement shall control.
     13.2 Fees and Expenses. Each of the Seller and the Buyer will bear its own expenses in connection with the negotiation and the consummation of the transactions contemplated by this Agreement.
     13.3 Notices. Any and all notices or other communications required or permitted to be given in connection with this Agreement shall be in writing (or in the form of a telegram or facsimile transmission) addressed as provided below shall be (i) delivered by hand, (ii) transmitted by telegram or facsimile with transmission and receipt confirmed, (iii) delivered by overnight courier service with confirmed receipt or (iv) mailed by first class U.S. mail, postage prepaid and registered or certified, return receipt requested:
If to the Company or the Seller to:
Haights Cross Communications, Inc.
10 New King St., Suite 102
White Plains, NY 10604
Attention: Mr. Paul J. Crecca, President and Chief Executive Officer
Facsimile Number: (866) 813-6464
with a copy to:
Philip J. Flink, Esq.
Brown Rudnick Berlack Israels LLP
One Financial Center
Boston, Massachusetts 02111
Facsimile Number: (617) 856-8201
If to the Buyer, to:
Elizabeth Granville-Smith and Matt J. Kinsey
Boston Ventures Management, LLC
125 High Street, 17th Floor
Boston, Massachusetts 02110

Facsimile Number:
with a copy to:
Peter J. Barrett, Esq.
Edwards Angell Palmer & Dodge LLP
2800 Financial Plaza
Providence, Rhode Island 02903
Facsimile Number: (888) 325-9152
and in any case at such other address as the addressee shall have specified by written notice. Any notice or other communication given in accordance with this Section 13.3 shall be deemed delivered and effective upon receipt, except those notices and other communications sent by mail, which shall be deemed delivered and effective three (3) business days following deposit with the United States Postal Service. All periods of notice shall be measured from the date of delivery thereof.
     13.4 Access to Records after Closing. After the Closing, each of the Seller and the Buyer shall, and the Buyer shall cause the Company to, until the seventh (7th) anniversary of the Closing Date, retain, in accordance with such party’s document retention policies in effect on the Closing Date, all books, records and other documents pertaining to the business of such party in existence on the Closing Date and to make the same available for inspection and copying by the each other party or their representative during normal business hours, upon reasonable request and upon reasonable notice. No such books, records or documents shall be destroyed after the seventh (7th) anniversary of the Closing Date by any party, without first advising each other party in writing and giving such party a reasonable opportunity to obtain possession thereof.
     13.5 Publicity and Disclosures. The parties hereto shall coordinate all publicity relating to the transactions contemplated by this Agreement, and no party shall issue any press release, publicity statement or other public notice relating to this Agreement or the transactions contemplated thereby without obtaining the prior consent of the Seller or Buyer, as the case may be, which consent shall not be unreasonably withheld or delayed, except to the extent required by applicable law.
     13.6 Entire Agreement. The Confidentiality Agreement, this Agreement (including all exhibits or schedules appended to this Agreement, all of which are hereby incorporated herein by reference) and the Related Documents constitute the entire agreement between the parties, and all promises, representations, understandings, warranties and agreements with reference to the subject matter hereof and inducements to the making of this Agreement relied upon by any party hereto, have been expressed herein or in the documents incorporated herein by reference.
     13.7 Severability. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision hereof.
     13.8 Assignability. This Agreement may not be assigned otherwise than by operation of law (i) by the Buyer without the prior written consent of the Company and the Seller, or (ii) by the Company and the Seller without the prior written consent of the Buyer. Notwithstanding the foregoing, nothing herein shall be deemed to restrict the Buyer from granting a security interest hereunder for the benefit of its lenders. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns.
     13.9 Amendment. This Agreement may be amended only by a written agreement executed by the Buyer, the Company and the Seller.
     13.10 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed in original but all of which together shall constitute one and the same instrument.
     13.11 Third Parties. Nothing herein expressed or implied is intended or will be construed to confer upon or give to any Person other than the parties hereto and their successors or assigns any rights or remedies under or by reason of this Agreement.
     13.12 Effect of Table of Contents and Headings. The table of contents and the titles of article and section headings herein contained has been provided for convenience of reference only and shall not affect the meaning of construction of any of the provisions hereof.
     13.13 Waivers. Compliance with any condition or covenant set forth herein may not be waived except by writing duly executed by the party or parties to be bound. No delay on the part of any party in exercising any right, power or privilege hereunder shall operate as a waiver thereto, and any waiver on the part of any party of any such right, power or privilege, or any single or partial exercise thereof shall not preclude any further exercise thereof or the exercise of any other such right, power or privilege.
     13.14 Exhibits and Schedules. The Exhibits and Schedules attached to, delivered with and identified to this Agreement are a part of this Agreement the same as if fully set forth herein and all references herein to any Section of this Agreement shall be deemed to include a reference to any Schedule named therein. Any disclosure made in any Schedule to this Agreement which is applicable to another Schedule to this Agreement shall be deemed to be made with respect to such other Schedule regardless of whether or not a specific cross reference is made thereto if the relevance of such disclosure to such other Schedule is reasonably apparent on its face. Nothing in the Schedules is intended to modify the scope of any representation or warranty contained in this Agreement or to create any covenant on the part of the Company. Inclusion of any item in the Schedules: (i) does not represent a determination by the Company that such item is material or shall it be deemed to establish a standard of materiality now or in the future (it being the intent that the Company shall not be penalized for having disclosed more than it may be required by the request); (2) does not represent a determination by the Company that such item did not arise in the ordinary course of business; and (3) shall not constitute, or be deemed to be, an admission concerning such item by the Company.
     13.15 Construction. The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement will be construed as if drafted jointly by the parties and no presumption or burden of proof will arise favoring or disfavoring any parties by virtue of the authorship of any of the provisions of this Agreement.
     13.16 Governing Law and Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the choice of law principles thereof and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.3 shall be deemed effective service of process on such party.
     13.17 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof (and, more specifically, that irreparable damage would likewise occur if the Closing were not consummated), and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Closing and the Buyer’s obligation to pay, and the Seller’s right to receive, the Total Purchase Price, subject in each case to the terms and conditions of this Agreement) in any federal court located in the State of Delaware or any Delaware state court, in addition to any other remedy to which they are entitled at law or in equity or pursuant to this Agreement.
     13.18 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
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     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in multiple counterparts as of the date set forth above by their duly authorized representatives.

HAIGHTS CROSS OPERATING COMPANY
By:	/s/ Paul J. Crecca
	Name:	Paul J. Crecca
	Title:	President and Chief Executive Officer

OAKSTONE PUBLISHING, LLC
By:	/s/ Nancy McMeekin
	Name:	Nancy McMeekin
	Title:	President

OAKSTONE HOLDING COMPANY, LLC
By:	/s/ Matthew J. Kinsey
	Name:	Matthew J. Kinsey
	Title:	President

[Signature Page to Oakstone Membership Interest Purchase Agreement]